BY HAND AND BY EDGAR
September 18, 2008
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 1-32959
Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) as discussed with the Staff during a telephone call on August 26, 2008 (the “Supplemental Call”) in relation to the Company’s above-referenced Form 10-K and Form 10-Q.
Set forth below in this letter are the Company’s responses to the Comments raised in the Supplemental Call. For the convenience of the Staff, the Company has outlined in this letter the Comments from the Supplemental Call.
The Staff requested the following additional information:
1.	The following information for each of the fiscal years ended 2005, 2006 and 2007:
a.	Number of expiring leases during the year.

b.	Amount of maintenance payments received by the Company from the lessee under each such expiring lease.

c.	Amount of such maintenance payments returned by the Company to the lessee under each such expiring lease.

d.	Amount of such maintenance payments received by the Company from the Lessee and retained by the Company under each such expiring lease.
a) The Company advises the Staff that there were no expiring leases during the fiscal year ended December 31, 2005. The Company had four leases that expired during the fiscal year ended December 31, 2006 and two leases that expired during the fiscal year ended December 31, 2007.

Aircastle Limited
September 18, 2008

b-d) Summarized below is the requested information concerning maintenance payments under leases expiring during the fiscal years ended December 31, 2006 and 2007:

				(d)
				Maintenance
		(b)	(c)	Payments
		Maintenance	Maintenance	Received by
		Payments	Payments	the Company
		Received by	Returned by	from the
		the Company	Company to	Lessee under
		from the	the Lessee	such Expiring
		Lessee under	under such	Lease and
	Expiring	such Expiring	Expiring	Retained by
Year	Leases	Lease	Lease	the Company

2006	1	$453,590	$—	$453,590
2006	2	739,015	(22,716)	716,299
2006	3	263,029	—	263,029
2006	4	213,925	—	213,925

		$1,669,559	$(22,716)	$1,646,843

2007	1	$133,225	$(46,180)	$87,045
2007	2	1,017,841	—	1,017,841

		$1,151,066	$(46,180)	$1,104,886

2.	Provide a copy of your standard form lease for review by the Staff.
The Company has provided a copy of the standard lease form to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.
3.	Provide additional explanation of (i) lease incentives and (ii) acquisition costs and transition costs and the circumstances under which the payments would be reflected in the operating section of the statement of cash flows rather than the investing section of the statement of cash flows.
(i) Our lease incentives are payments made to or on behalf of a lessee. Cash payments for lease incentives that are productive assets are generally reflected in the investing section of the statement of cash flows. Cash payments for lease incentives that are the payment of an accrued liability are generally reflected in the operating section of the statement of cash flows.
(ii) Acquisition costs include direct costs to acquire an aircraft and costs incurred to ready such aircraft for its initial service (e.g. major maintenance events). Transition costs include costs related to the improvement of an aircraft incurred between leases (e.g. major maintenance events). The cash payments for such acquisition costs and such transition costs are reflected in the investing section of the statement of cash flows.

Aircastle Limited
September 18, 2008

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 203-504-1880 should you require further information or have any questions.

Very truly yours,
/s/ Michael J. Inglese
Michael J. Inglese
Chief Financial Officer Aircastle Limited